11409 Valley View Road, Eden Prairie, MN 55344-3617 Phone: 952.829.9217 www.nve.com

Via EDGAR and Federal Express

February 18, 2008

Mr. Jay Web
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

SUBJ:	NVE Corporation
Form 10‑K for the year ended March 31, 2007 Filed May 25, 2007 Form 10‑Q for the quarter ended December 31, 2007 Filed January 23, 2008 File No. 000‑12196

Dear Mr. Web,

This is in response to your February 6, 2008 letter commenting on our filings on Forms 10‑K and 10‑Q.

Form 10‑K for the year ended March 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Inventory Reserves Estimation, page 16

COMMENT 1. We note that you maintain reserves for potentially excess, obsolete, and slow-moving inventory. We also note that “...if [you] are able to sell previously reserved inventory, [you] reverse a portion of the reserve”. Note that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Please explain to us how your reversal of the previously recorded inventory reserve is in accordance with SAB Topic 5BB and tell us the amount of reversed inventory reserve for each of the fiscal years presented in your filing. Otherwise, please clarify your accounting policy on inventory valuation. Revise your future filings to address the matters outlined in our comment.

RESPONSE 1. Our inventories are stated at the lower of cost or market determined by the first in, first out method, or net realizable value. Where there is evidence that inventory could be disposed of at less than carrying value, the inventory is written down to the net realizable value in the current period. In accordance with SAB Topic 5BB, such write-downs create new cost bases that will not be subsequently marked up. Our inventory reserve is for potentially excess and slow-moving inventory, not for lower-of-cost-or-market write-downs. If inventory that has been reserved for is subsequently sold, corresponding reductions in inventory and inventory valuation allowance are made.

We will revise our disclosures in “Inventory Reserves Estimation” and “Significant Accounting Policies” in future filings to clarify our policies and to address the matters in Comment 1.

Results of Operations, page 17

COMMENT 2. In future filings, please provide a more detailed discussion about your results of operations and reasons for changes therein. For example, you explained that your product sales increased in fiscal 2007 from the prior year by 73% as a result of increased sales of both spintronic sensors and spintronic couplers. Your explanation about the increases in product sales is too general to be helpful to the readers of your financial statements. Please note that the objective of Management’s Discussion and Analysis is to enable investors and other users to see the company through eyes of management to provide information about the quality and potential variability of a company’s earnings and cash flow, so that investors can judge the likelihood that past performance is indicative of future performance. For further guidance, please refer to Item 303(a) and the related instructions thereto in Regulation S‑K, and the SEC Interpretive Release No. 33‑8350 effective December 29, 2003.

RESPONSE 2. We will expand our MD&A in future filings in consideration of SEC Release No. 33‑8350.

Note 6. Income Taxes, page F‑14

COMMENT 3. You disclosed that “Tax provisions of $2,083,886 for fiscal 2007 and $990,083 for fiscal 2006 were credited to additional paid-in capital. [You] also had $1,443,223 at March 31, 2007 and $8,431,966 at March 31, 2006 in stock based compensation deductions that could be used to offset future income. Realizations of stock-based compensation deductions are credited to additional paid-in capital”. Please respond to the following:

a. Explain to us the facts and circumstances related to your credits of $2,083,886 and $990,083 to additional paid-in capital. Please also explain to us how your accounting for these tax credits is in accordance with paragraphs 58 ‑ 63 of SFAS 123(R) or other authoritative accounting literature. Finally, explain to us where on the statements of shareholders’ equity you disclosed the referenced $990,083 credit in fiscal 2006.

b. We note from your statements of cash flows that you had an inflow of $2,083,886 from financing activities in fiscal year 2007 labeled as excess tax benefits. Please tell us where you disclose the cash flows in connection with the exercise of stock options related to the referenced excess tax benefits.

c. Also in this regard, we note from your statements of shareholders’ equity that you show credits to additional paid-in capital under the caption of deferred tax asset from stock-based compensation in fiscal years 2005, 2006 and 2007. Please explain to us the facts and the circumstances related to these credits. Also explain to us how your accounting for the credits is in accordance with GAAP, citing the accounting literature that supports your conclusion.

Please revise your presentation and disclosure in future filings as necessary to clarify your accounting for these matters.

RESPONSE 3a. The credits of $2,083,886 in fiscal 2007 and $990,083 in fiscal 2006 to “Additional paid-in capital” (“APIC”) were due principally to the reversal of valuation allowances against deferred tax assets for carryforwards of net operating losses (“NOLs”) that were attributable to stock-based compensation deductions. The reversals occurred as a result of the actual utilization of such NOL carryforwards in those respective years. The APIC credits in fiscal 2007 and 2006 also included the tax benefit of stock-based compensation deductions in those years. In fiscal 2006, the amount credited to APIC was the full tax benefit of the deduction. In fiscal 2007, following our adoption of FAS 123(R), the amount credited to APIC was the tax benefit of the deduction to the extent it exceeded the corresponding compensation expense recognized for financial reporting purposes, in accordance with paragraph 62 of FAS 123(R). The $990,083 credit to APIC in fiscal 2006 was included in the $1,724,498 described as “Deferred tax asset from stock-based compensation” on our statements of shareholders’ equity, along with the full tax benefit of stock-based compensation deductions for that year.

We will revise our disclosure in future filings to clarify the matters in Comment 3a. We will also change the caption titled “Deferred tax asset from stock-based compensation” on our statements of shareholders’ equity to “Tax benefit of stock-based compensation” to clarify our presentation.

RESPONSE 3b. The cash we received from the exercise of stock options related to fiscal 2007 excess tax benefits was included in “Net proceeds from sale of common stock” on the statement of cash flows for the year in which the option was exercised and cash received by us.

We will revise our disclosure in future filings to clarify our accounting for the cash we receive from the exercise of stock options.

RESPONSE 3c. As noted in our Response 3a above, we will change the caption “Deferred tax asset from stock-based compensation” on our statements of shareholders’ equity to “Tax benefit of stock-based compensation” in future filings. In fiscal 2006 and 2005, such amounts represented either the full tax benefit of deductions for stock-based compensation consisting of realized current-year deductions, or reversals of valuation allowances against deferred tax assets for NOL carryforwards attributable to stock-based compensation deductions, or both. In fiscal 2007, following our adoption of FAS 123(R), “Deferred tax asset from stock-based compensation” on our statements of shareholders’ equity represented: (i) the reversal of valuation allowances against deferred tax assets for NOL carryforwards attributable to stock-based compensation deductions, and (ii) in accordance with paragraph 62 of FAS 123(R), the tax benefit of fiscal 2007 deductions for stock-based compensation to the extent it exceeded the corresponding compensation expense recognized for financial reporting purposes.

We will revise our disclosure in future filings to clarify the matter in Comment 3c.

Form 10‑Q for the quarter ended December 31, 2007

Note 4. Marketable Securities, page 8

COMMENT 4. We note from your balance sheets that you have approximately $21.8 million (approximately 70% of your total assets) in marketable securities. We also note that you classify all of your marketable securities as available-for-sale. Please respond to the following.

a. Please explain to us how you considered the recent turmoil in the credit market conditions in valuing your marketable securities. Refer to paragraph 16 of SFAS 115 and SAB Topic 5M, and explain to us how you conclude that your marketable securities have not had any other than temporary impairments.

b. Tell us how you valued your marketable securities.

c. Please provide a detailed description of whether you believe your financial condition, results of operations, or liquidity will be adversely affected by the current credit market conditions, including:

     * If an adverse impact is considered remote, support for that conclusion; or
     * If an adverse impact is not considered remote, a detailed description of potential disclosures considered.

Revise you[r] future filings as necessary based on our concerns.

RESPONSE 4a. We value our marketable securities based on the fair market values of each bond with such valuations based on quoted market prices. We considered a number of factors, including the recent turmoil in credit markets, to determine whether our marketable securities had other than temporary impairments.

Paragraph 16 of SFAS 115 indicates that an other-than-temporary impairment exists if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security. We hold securities issued by U.S. Agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation that are involved in mortgages and mortgage guarantees. Based on the nature of these securities and their issuing Agencies, we determined that despite the recent turmoil in mortgage credit markets, that it was not probable that we would not collect all amounts due for the Agency securities we held.

We also hold corporate- and municipal-backed securities. In accordance with SAB Topic 5M, for those securities we considered factors including: the credit ratings of the securities; historical default rates for securities of comparable credit rating; the presence of insurance of the securities and, if insured, the financial condition of the insurer; the effect of market interest rates on the value of the securities; and the duration and extent of any unrealized losses. Since we were unable to determine when market values might recover, we also considered our ability to hold the securities to maturity based on our financial condition and anticipated cash flows. For each corporate- and municipal-backed security we held, we determined that it was not probable that we would not collect all amounts due.

RESPONSE 4b. We value our marketable securities based on the fair market values of each bond. Fair market valuations are based on quoted market prices.

We will revise our future filings based on your concerns and our responses to Comments 4a and b.

RESPONSE 4c. We currently consider the possibility remote that our financial condition, results of operations, or liquidity will be adversely affected by the current credit market conditions. Although the majority of our assets are in marketable securities, our investment policy provides for protection of principal and prescribes investment only in high-grade securities. Our belief is also based on our evaluation of the securities we hold, especially their credit ratings, and our assessment of our ability to hold our marketable securities to maturity. Should our assessment change we will make appropriate disclosures in future filings.

In connection with this response to your comments regarding our Form 10‑K for the year ended March 31, 2007 and our Form 10‑Q for the quarter ended December 31, 2007, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Daniel Baker or me at 952-829-9217 with any questions.

Sincerely,
NVE CORPORATION

/s/ CURT A. REYNDERS
Curt A. Reynders
Chief Financial Officer

cc:  Daniel A. Baker, Ph.D.; President & CEO